

GAMCO
INVESTORS

One Corporate Center
Rye, NY 10580-1422
t 914.921.3900
f 914.921.5099
GABELLI.COM

July 30, 2018

Mr. Michael J. Ferrantino, Sr.
The LGL Group, Inc.
2525 Shader Road
Orlando, FL 32804

Dear Mike:

I read with interest LGL's press release on Friday.

As a personal owner of 455,468 shares and as the major shareholder of a private company which owns 430,977 shares, I feel strongly that a transaction as described makes no economic sense and materially undervalues the potential of using LGL as an acquisition vehicle to broaden its capabilities in sensors for use in automotive and military applications.

I strongly urge members of the Board and management to pursue other initiatives to accelerate the long term value creation that is already under way under your leadership.

Thanks for all you have accomplished and all you will accomplish.

Sincerely,



Mario J. Gabelli

In addition, I plan to exercise warrants that I personally own as well as personally purchase shares in the open market.

MJG:bd